UBS Aspen Fund, LLC
ITEM 77(o) 10f-3 Transactions

Security: International Securities Exchange, Inc. [ISE]
Date of Purchase: 3/8/2005
Price: $18
Shares Purchased: 282
Purchased From: Bear Stearns
Aggregate amount of offering: 10,000,000
% of total purchased: 0.003%